UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

SEC FILE NUMBER 0-31100
CUSIP NUMBER

                                    FORM 12b-25

                                NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  X Form 20-F  ☐ Form 11-K  ☐ Form 10-Q   ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: December 31, 2011
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Kiska Metals Corporation___________________________________________________________ Full Name of Registrant
N/A____________________________________________________________________________ Former Name if Applicable
Suite 575 - 510 Burrard Street______________________________________________________ Address of Principal Executive Office (Street and Number)
Vancouver, British Columbia, Canada, V6C 3A8________________________________________ City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its annual report on Form 20-F for the fiscal year ended December 31, 2011 (“Form 20-F”) within the prescribed time period. Due to the shortened April 30, 2012 Form 20-F filing deadline and the Registrant’s recent adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board with respect to its audited consolidated financial statements for fiscal year ended December 31, 2011, the Registrant has experienced delays in preparing its Form 20-F, which remains subject to the review and approval of its Board of Directors.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jason Weber (Name)	(604) (Area Code)	669-6660 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes ☐ No

_____________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes  X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   Kiska Metals Corporation_________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date ___April 30, 2012_______________                   By    Jason Weber__________________

         Jason Weber, Chief Executive Officer